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                            UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the Month of November 2000

                                ----------------

                        Commission file number 001-15841

                                ----------------

                                360NETWORKS INC.

                           (Exact name of Registrant)

                             ---------------------

                        1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1

                    (Address of principal executive offices)

                                 (604) 681-1994

                        (Registrant's telephone number)

                             ---------------------

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F /X/    Form 40-F / /.

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
        Yes / /    No /X/

    This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration
No. 333-39774).

    This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. These risks, uncertainties and other factors may cause our actual results to differ materially from those projected by management. Such factors include, among others, the following: general economic and business conditions, both nationally and in the markets in which we operate or will operate; competition; the loss of any significant number of customers; changes in business strategy or development plans; technological developments; our ability to access markets, design effective fiber optic routes, install cable and facilities and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; and other factors referenced in this Form 6-K. Some examples of forward looking statements contained in this 6-K are those regarding expected route miles and the costs associated with building our network, financial information regarding gross profit as a percentage of revenue, and other data with respect to future builds. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................      3

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  September 30, 2000........................................      8

SIGNATURES..................................................     24

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Management's discussion and analysis of financial condition and results of operations ("MD&A") should be read along with the accompanying consolidated interim financial statements and our annual report on Form 20-F for the period ended December 31, 1999. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

OVERVIEW

    We offer network infrastructure, broadband network and co-location services to telecommunications and data-centric organizations.

    By mid 2002, we expect our currently planned network to consist of approximately 88,000 route miles linking more than 100 major cities with terrestrial routes and submarine cables joining North America, Europe, South America and Asia. We are also acquiring and developing approximately
3.7 million square feet of related network, co-location and Internet exchange facilities.

    The development and build-out of our network will require significant capital expenditures until mid-2002, when the currently planned network is scheduled to be complete. Depending upon market demand, we may expand the network and will require additional capital if we decide to do so. See "Liquidity and Capital Resources."

REVENUE AND COSTS

    Our revenue is primarily generated from the sale, lease or grant of indefeasible rights of use ("IRU") of network infrastructure. We anticipate a significant amount of our future revenues will be derived from providing bandwidth services, including optical channels, private line transmission, virtual voice trunking and packet-based data services including Internet protocol ("IP") transport. We anticipate that, as we proceed with the development of our network, the percentage of revenues which we receive from bandwidth services will increase as a percentage of our total revenue and that by the end of 2001 our bandwidth services will provide our largest percentage of revenue on a consolidated basis and be a significant source of income.

    Revenues from construction contracts to develop fiber optic systems are calculated on the percentage of completion basis using the cost-to-cost method over the life of the build. This method is used because we consider costs incurred to be the best available measure of progress of these contracts. We make provisions for all potential losses as soon as they become evident.

    We recognize revenue for co-development agreements on a percentage of completion basis. Following completion of a build, our retained fiber or conduit may be sold, granted through an IRU or leased to a third party. Lease revenues are recognized as earned over the life of the lease.

    In June 1999, the Financial Accounting Standards Board issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease.

    All future sales and grants of IRU's of dark fiber or capacity will be evaluated under the new interpretation. If we do not pass title on the integral equipment pursuant to the agreements related to future transactions involving dark fiber or capacity sales and/or IRU's, or if such transactions otherwise do not meet the criteria in FASB Statement No. 66, we will recognize the transfer prices as revenue over the term of the applicable agreements, rather than when the applicable segments of our network are delivered to, and accepted by, the purchaser. Although the application of the new interpretation may affect the times of recognition of revenue from dark fiber and capacity sales, we expect there will be no effect on our financial position or cash flows from this prospective change in accounting.

    Cost of sales of network infrastructure, particularly dark fiber and conduit, consist of direct costs such as the conduit, fiber optic cable, construction of regeneration facilities, sales and commissions and labor and an allocation of indirect costs such as rights-of-way ("ROW"), environmental restoration, equipment costs, insurance and interest charges. Costs of sales of network services include only the direct costs of selling, maintenance and co-location space. Indirect costs of network services are included in general and administrative expenses and depreciation.

RESULTS OF OPERATIONS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

    REVENUE for the three months and nine months ended September 30, 2000 was $119 million and $353 million respectively, compared with $111 million and $235 million in the same periods of 1999. These increases, were primarily due to additional sales of conduit and fiber optic strands along network segments in North America. Network services are not yet a significant component of revenue (see "Revenues and Costs" above).

    COSTS for the three months and nine months ended September 30, 2000 were $68 million and $215 million respectively, compared with $79 million and $165 million in the same periods of 1999 and primarily reflect the costs incurred of constructing and maintaining conduit and fiber optic strands.

    GROSS PROFIT for the three months and nine months ended September 30, 2000 was $51 million (43% of revenue) and $138 million (39%) respectively, compared with $32 million (29%) and $70 million (30%) in the same periods of 1999. The improvement in gross margin during the current periods is attributable to lower construction and right-of-way purchase costs in Canada, and efficiencies gained from the use of our patented rail plow technology along railroad rights-of-way. As segments in the United States and Europe, the majority of which are not located along railroad rights-of-way, reach completion during the coming periods, gross profit as a percentage of revenue is expected to be approximately 30%.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the three months and nine months ended September 30, 2000 were $20 million (17% of revenue) and $56 million (16%) respectively, compared with $6 million (5%) and $12 million (5%) in the same periods of 1999. We are continuing to add marketing and network services personnel as we implement our network services strategy across a broader geographic network footprint. We are developing bandwidth and co-location products. These type of expenses are expected to continue to increase as hires and development continue.

    STOCK-BASED COMPENSATION EXPENSE for the three months and nine months ended September 30, 2000 was $53 million and $206 million respectively, compared with $3 million and $5 million in the same periods of 1999. These charges, are entirely non-cash in nature and do not change the value of stockholders' equity.

    The amounts recorded in 2000 include $59 million as a result of dispositions of shares by principal shareholders, not transactions involving the company. This is recorded as a requirement of FAS 123 "Accounting for Stock-based Compensation," and related SEC Staff Accounting bulletins including
SAB 55 -- "Allocation of expenses and related disclosure in financial statements of subsidiaries, divisions or lesser business components of another entity."

    The remainder of these amounts are related to shares issued and stock options granted by the Company prior to our initial public offering. Additionally, $163 million of deferred stock based compensation will be amortized over the remaining vesting term of the share and stock option agreements.

    INTEREST EXPENSE for the three months and nine months ended September 30, 2000 was $30 million and $82 million, respectively, compared with $13 million and $21 million in the same periods of 1999. The increase in interest expense is due to the issue of senior notes in July 1999 and April 2000.

    INTEREST INCOME for the three and nine months ended September 30, 2000 was $17 million and $45 million respectively, compared with $6 million and $8 million in the same periods in 1999. Interest income results primarily from the investment of the proceeds of the issuance of equity and debt securities.

    INCOME TAX expense for the three months and nine months ended September 30, 2000 was $2 million and $15 million respectively, compared with $9 million and $20 million in the same periods of 1999.

    MINORITY INTEREST for the three months and nine months ended September 30, 2000 was nil and $2 million respectively, compared with $3 million and $6 million in the same periods of 1999. These amounts represent 25% of the net income of 360networks (CN) ltd., 360networks LLC and 360networks holdings
(USA) inc., prior to the purchase of these minority interests by the Company during 2000.

LIQUIDITY AND CAPITAL RESOURCES

    We have an aggressive business plan to build out our network. By mid-2000, our planned network will consist of approximately 88,000 route miles in North America, Europe, South America and Asia including the 360atlantic undersea cable connecting North America and Europe, the 360americas undersea cable connecting North America and South America, the 360asia undersea cable between major population centers in Asia and the 360pacific undersea cable connecting the United States, Canada and Japan.

    We intend to expand our network including network services to provide connectivity on a global basis. We offer network services to meet our customers' demands, enable Internet services and are developing products and services that capitalize on the convergence of telecommunications and high-bandwidth applications and services.

    Building out the network will require a significant investment in the development of fiber and conduits held for sale, grant of IRU, or lease and the purchase of additional network infrastructure and equipment to establish transmission facilities.

    We estimate that the total cost to develop our currently planned network will be approximately $7.2 billion:

    - $1.8 billion to complete our network in North America.

    - $360 million to complete our network in Europe.

    - $865 million to complete the 360atlantic undersea cable project. The majority of this project is under fixed price contracts.

    - $900 million to complete the 360americas undersea cable project. The majority of this project is under fixed price contracts.

    - $800 million for 360asia, for the purchase of fiber optic strands in the C2C Asian undersea cable project, and associated backhaul.

    - $1.6 billion to complete the 360pacific undersea cable project.

    - $860 million to acquire and develop 3.7 million square feet of existing and future co-location facilities.

    In order to finance the above costs of our network, we have:

    - issued senior notes for proceeds of $1.3 billion.

    - issued equity securities for net proceeds $1.3 billion.

    - established credit facilities totaling $1.6 billion and an uncommitted incremental credit facility of $800 million.

    - agreed to issue $700 million of convertible preferred stock to Alcatel.

    We anticipate that these funding sources, combined with the collection of customer revenue, is sufficient to complete our terrestrial and undersea networks and to implement our related network services strategy. However, because the cost of developing our network and implementing our network services strategy will depend on a variety of factors, many of which are beyond our control, including changes in the competitive environment of our current and planned markets, our actual costs may vary from those currently budgeted. In the event that our actual costs exceed our current budget or we do not have the funds we anticipate, we have the ability to adjust the number or sequence of segments we develop.

    Further, in relation to 360pacific, we have recently established a standby capital commitment of $700 million which provides assurance that the 360pacific project will be completed on schedule, irrespective of when we receive funds from sales.

    At September 30, our working capital totaled $753 million. Our cash position, including balances restricted to certain capital expenditures, was $937 million. Cash provided by operating activities for the nine months ended September 30, 2000 was $105 million, compared with cash used in operating activities of $38 million in the same period of 1999.

    Our total capital expenditures for the nine months ended September 30, 2000 were $1.8 billion. Total capital expenditure for the year ended December 31, 2000 is estimated to be approximately $3 billion.

    We anticipate that we will continue to experience negative cash flow, after capital expenditures, through to mid-2002 as we build out the presently planned network.

    In addition to our planned network, we expect to pursue opportunities to expand geographically or enhance the services that we offer our customers. We will also seek to identify opportunities to develop new facilities to enable us to provide value added network services such as co-location services and other communications services and products. Accordingly, from time to time we may seek to raise additional capital in the debt and/or equity capital markets prior to completion of our planned network. We cannot assure you that we will be successful in raising the capital necessary for the completion of construction for the remainder of our planned network development, the implementation of our network services strategy, the undersea cable projects or for other opportunities on a timely basis or on terms that are acceptable to us.

MARKET RISK DISCLOSURES

    We are subject to market risks arising from changes in interest rates with respect to our variable interest rate credit facilities. The interest expense incurred on amounts borrowed under these credit facilities will change due to changes in: the LIBOR rate or the alternate base rate, changes in the amounts drawn on the respective commitments and changes in financial leverage:

    - Under our $1.2 billion senior credit facility, interest rates are based on LIBOR or an alternate base rate, plus a margin ranging from 1.5% to 4.5% depending on the type of commitment and on the financial leverage of the Company. As at September 30, 2000, $350 million has been drawn under this facility.

    - Under our $400 million 360americas credit facility, interest rates range from LIBOR plus 3.5% to LIBOR plus 4%. As at September 30, 2000,
      $100 million has been drawn under this facility.

    We are subject to market risks due to fluctuation in foreign exchange rates. We are developing and constructing networks in Europe and South America. We have not made significant use of financial instruments to minimize our exposure to foreign currency fluctuations. Within North and South America, most transactions and financial instruments are denominated in US dollars. Future results will be affected by actual fluctuations in interest rates and foreign currency rates. We continue to analyze risk management strategies to reduce foreign currency exchange risk.

    The following table provides additional information applicable to our credit facilities and senior notes outstanding, as of September 30, 2000:

                                                                         EXPECTED MATURITY DATE
                                          -------------------------------------------------------------------------------------
                                                                                                  THERE-                 FAIR
                                            2000       2001       2002       2003       2004      AFTER      TOTAL      VALUE
                                          --------   --------   --------   --------   --------   --------   --------   --------
                                                                              (IN MILLIONS)
CREDIT FACILITIES
Senior credit facility -- Due 2003 to
  2007..................................    $ --       $ --       $ --       $  2       $  4       $344       $350       $350
360americas -- Due 2005.................      --         --         --         --         --        100        100        100

SENIOR NOTES
12.5% fixed rate -- Due 2005............      --         --         --         --         --        175        175        171
12.0% fixed rate -- Due 2009............      --         --         --         --         --        500        500        448
13.0% fixed rate -- Due 2008 -- (US$)...      --         --         --         --         --        600        600        549
13.0% fixed rate -- Due
  2008 -- (Euro)........................    E --       E --       E --       E --       E --       E200       E200       E183

OUTSTANDING SHARE DATA

    At September 30, 2000, the Company has 731,946,311 Subordinate Voting Shares and 81,840,000 Multiple Voting Shares outstanding.

    At September 30, 2000, 55,978,316 Subordinate Voting Shares are issuable upon the exercise of outstanding share options.

                                360NETWORKS INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                      Unaudited (millions of U.S. dollars)

                                                  THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                     SEPTEMBER 30                      SEPTEMBER 30
                                            -------------------------------   -------------------------------
                                                 2000             1999             2000             1999
                                            --------------   --------------   --------------   --------------
REVENUE...................................  $          119   $          111   $          353   $          235
COSTS.....................................              68               79              215              165
                                            --------------   --------------   --------------   --------------
GROSS PROFIT..............................              51               32              138               70
                                            --------------   --------------   --------------   --------------
EXPENSES
Selling, general and administration.......              20                6               56               12
  Stock-based compensation................              53                3              206                5
Depreciation and amortization.............              14                1               22                1
                                            --------------   --------------   --------------   --------------
                                                        87               10              284               18
                                            --------------   --------------   --------------   --------------
                                                       (36)              22             (146)              52
INTEREST EXPENSE..........................              30               13               82               21
INTEREST INCOME...........................              17                6               45                8
                                            --------------   --------------   --------------   --------------
INCOME (LOSS) BEFORE INCOME TAXES AND
  MINORITY INTEREST.......................             (49)              15             (183)              39
PROVISION (RECOVERY) FOR INCOME TAXES
  (Note 9)................................
Current...................................             (26)              10               28               20
Deferred..................................              28               (1)             (13)              --
                                            --------------   --------------   --------------   --------------
                                                         2                9               15               20
                                            --------------   --------------   --------------   --------------
                                                       (51)               6             (198)              19
MINORITY INTEREST.........................              --                3                2                6
                                            --------------   --------------   --------------   --------------
NET INCOME (LOSS) FOR THE PERIOD..........  $          (51)  $            3   $         (200)  $           13
                                            ==============   ==============   ==============   ==============

INCOME (LOSS) PER SHARE (Note 3)
Basic.....................................  $        (0.06)  $        (0.01)  $        (0.34)  $         0.03
Diluted...................................  $        (0.06)                   $        (0.34)

See accompanying notes

                                360NETWORKS INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                      Unaudited (millions of U.S. dollars)

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30
                                                              -----------------------------
                                                                  2000            1999
                                                              -------------   -------------
OPERATING ACTIVITIES
Net income (loss)...........................................  $        (200)  $          13
Add (deduct) items to reconcile to net cash
  Stock-based compensation..................................            206               5
  Other.....................................................              9               2
  Changes in operating working capital items................             90             (58)
                                                              -------------   -------------
Cash provided (used) by operating activities................            105             (38)
                                                              -------------   -------------

INVESTING ACTIVITIES
Additions to property, equipment, network assets under
  construction
  and network capacity......................................         (1,491)            (61)
Other.......................................................             31            (169)
                                                              -------------   -------------
Cash used by investing activities...........................         (1,460)           (230)
                                                              -------------   -------------

FINANCING ACTIVITIES
Proceeds from
  Issuance of equity........................................            682             348
  Issuance of debt..........................................          1,293             500
Repayment of debt...........................................           (478)             --
Redemption of preferred shares..............................             --             (45)
Other.......................................................             36             (16)
                                                              -------------   -------------
Cash provided by financing activities.......................          1,533             787
                                                              -------------   -------------
Effect of exchange rate on cash and cash equivalents........             (1)             --

NET INCREASE IN CASH AND CASH EQUIVALENTS...................            177             519
CASH AND CASH EQUIVALENTS -- BEGINNING OF PERIOD............            521             156
                                                              -------------   -------------
CASH AND CASH EQUIVALENTS -- END OF PERIOD..................  $         698   $         675
                                                              =============   =============

See accompanying notes

                                360NETWORKS INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                      Unaudited (millions of U.S. dollars)

                                                              SEPTEMBER 30     DECEMBER 31
                                                                  2000            1999
                                                              -------------   -------------
                                          ASSETS

CURRENT ASSETS
Cash and cash equivalents...................................  $         698   $         521
Accounts receivable.........................................            141              34
Restricted cash.............................................             80              --
Unbilled revenue (Note 5)...................................            233             116
Inventory (Note 5)..........................................            243             197
Deferred tax asset..........................................              9               9
Other.......................................................             37              22
                                                              -------------   -------------
                                                                      1,441             899

RESTRICTED CASH.............................................            159              --

PROPERTY AND EQUIPMENT -- net (Note 5)......................            539              77

NETWORK ASSETS UNDER CONSTRUCTION...........................          1,555             301

GOODWILL -- net (Note 5)....................................            892              --

DEFERRED TAX ASSET..........................................             53              12

OTHER (Note 5)..............................................            229              22
                                                              -------------   -------------
                                                              $       4,868   $       1,311
                                                              =============   =============

See accompanying notes

                                360NETWORKS INC.

                      Unaudited (millions of U.S. dollars)

                                                              SEPTEMBER 30     DECEMBER 31
                                                                  2000            1999
                                                              -------------   -------------
                                        LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 5)...........  $         597   $         191
Deferred revenue............................................             70              19
Income taxes payable........................................             21              34
                                                              -------------   -------------
                                                                        688             244

DEFERRED REVENUE............................................             38              --

DEFERRED TAX LIABILITY......................................             30               3

LONG-TERM DEBT (Note 7).....................................          1,883             675
                                                              -------------   -------------
                                                                      2,639             922

MINORITY INTEREST...........................................             --               9

REDEEMABLE CONVERTIBLE PREFERRED STOCK (Note 8)
Authorized -- 500 billion Preferred Stock
Issued and outstanding
  Nil (1999 -- 150,951,312) Series A Non-Voting Redeemable
    Convertible Preferred Stock.............................             --             350

                                   STOCKHOLDERS' EQUITY

COMMON STOCK (Note 8)
Authorized -- 500 billion Subordinate Voting Shares and
  500 billion Multiple Voting Shares, no par value
Issued and outstanding
  731,946,311 (1999 -- 436,056,000) Subordinate Voting
    Shares..................................................          2,443             247
  81,840,000 Multiple Voting Shares.........................             45              45

OTHER CAPITAL ACCOUNTS......................................             17            (221)

(DEFICIT)...................................................           (276)            (41)
                                                              -------------   -------------
                                                                      2,229              30
                                                              -------------   -------------
                                                              $       4,868   $       1,311
                                                              =============   =============

COMMITMENTS (Note 11)

SUBSEQUENT EVENTS (Note 12)

                                360NETWORKS INC.

             CONDENSED CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY

                      Unaudited (millions of U.S. dollars)

                                              SUBORDINATE VOTING SHARES
                                             (FORMERLY CLASS A NON-VOTING
                                               AND CLASS B SUBORDINATE
                                                    VOTING SHARES)                   MULTIPLE VOTING SHARES
                                            ------------------------------         ---------------------------
                                              NUMBER                                 NUMBER
                                             OF SHARES           AMOUNT            OF SHARES           AMOUNT
                                            -----------           ------           ----------         --------
BALANCE, DECEMBER 31, 1999................  436,056,000           $  247           81,840,000         $     45

Accretion of Preferred Shares to
  redemption value........................

Purchase price adjustment to Preferred
  Shares..................................

Employee option grants....................

Amortization of deferred compensation
  expense.................................

Issuance of shares for services
  rendered................................      411,214                1

Issuance of shares for 25% of
  360networks-CN ltd. and 360networks LLC
  (Note 6)................................   11,428,571              160

Issuance of shares for cash net of share
  issuance costs..........................   51,566,250              682

Issuance of shares and options on
  acquisition of GlobeNet (Note 6)........   43,198,816              605

Issuance of shares for 25% of 360networks
  Holdings (USA) inc. (Note 6)............   22,285,714              312

Issuance of shares for TRES
  Management LLC and Meet Me Room LLC
  (Note 6)................................    1,875,000               32

Conversion of Preferred Shares to
  Subordinate Voting Shares (Note 8)......  160,084,346              380

Issuance of shares on exercise of stock
  options.................................    5,040,400               24

Contribution by principal shareholders....

Other.....................................

Comprehensive income

  Net income (loss) for the period........

  Other comprehensive income -- foreign
    currency translation..................

Total comprehensive income................
                                            ------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2000...............  731,946,311           $2,443           81,840,000         $     45
                                            ==================================================================

See accompanying notes

                                360NETWORKS INC.

                      Unaudited (millions of U.S. dollars)


                                       OTHER CAPITAL ACCOUNTS
     --------------------------------------------------------
                                                ACCUMULATED
                  ADDITIONAL                       OTHER                        TOTAL
        NOTE       PAID IN       DEFERRED      COMPREHENSIVE                STOCKHOLDERS'
     RECEIVABLE    CAPITAL     COMPENSATION        INCOME       (DEFICIT)      EQUITY
     ----------   ----------   -------------   --------------   ---------   -------------
     $      (77)  $       44   $        (188)  $           --   $    (41)   $         30

                                                                      (6)             (6)

                                                                     (24)            (24)

                         128            (128)                                         --

                                         148                                         148

                                                                                       1

                                                                                     160

                                                                                     682

                          37                                                         642

                                                                                     312

                                                                                      32

                                                                                     380

                         (15)                                                          9

                          68                                                          68

                                           5                          (5)             --

                                                                    (200)

                                                           (5)

                                                                                    (205)
     ------------------------------------------------------------------------------------
     $      (77)  $      262   $        (163)  $           (5)  $   (276)   $      2,229
     ====================================================================================

                                360NETWORKS INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

       Unaudited (tabular amounts expressed in millions of U.S. dollars)

NOTE 1. THE COMPANY

    360networks inc. (the "Company") has operations which consist of designing, engineering, constructing, installing and operating telecommunications systems for sale or lease to third parties. For the nine months ended September 30, 2000 and 1999, revenue is primarily generated from the sale, lease or grant of indefeasible rights of use of network infrastructure to telecommunications companies in North America.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. The accompanying interim condensed consolidated financial statements of the Company do not include all of the notes in annual financial statements and therefore should be read in conjunction with the Company's annual financial statements. The accompanying interim financial statements include all normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the Company's financial position at September 30, 2000, its results of operations for the three months and nine months ended September 30, 2000 and 1999, and its cash flows for the nine months ended September 30, 2000 and 1999.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

RESTRICTED CASH

    Restricted cash is classified as such under the terms of the 360americas credit facility. The use of this cash is restricted to operating and capital expenditures related to the 360americas project and other telecommunications activities.

COMPARATIVE FINANCIAL INFORMATION

    Certain prior period amounts have been reclassified to conform to the current year presentation.

                                360NETWORKS INC.

       Unaudited (tabular amounts expressed in millions of U.S. dollars)

NOTE 3. INCOME (LOSS) PER SHARE

    Basic income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of Subordinate Voting Shares (formerly Class A Non-Voting Shares and Class B Subordinate Voting Shares) and Multiple Voting Shares (formerly Class C Multiple Voting Shares) outstanding for the period.

                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                              SEPTEMBER 30                    SEPTEMBER 30
                                                      -----------------------------   -----------------------------
                                                          2000            1999            2000            1999
                                                      -------------   -------------   -------------   -------------
Net income (loss)...................................  $         (51)  $           3   $        (200)  $          13
Less:
  Preferred stock accretion.........................             --              (1)             (6)             (1)
  Stock dividend....................................             --              (5)             --              (5)
  Purchase price adjustment to preferred shares.....             --              --             (24)             --
                                                      -------------   -------------   -------------   -------------
Net income (loss) attributable to common
  stockholders......................................  $         (51)  $          (3)  $        (230)  $           7
                                                      =============   =============   =============   =============
Weighted average number of common
  shares (millions).................................            812             385             683             282
                                                      =============   =============   =============   =============
Basic income (loss) per common share................  $       (0.06)  $       (0.01)  $       (0.34)  $        0.03

    Diluted loss per share reflects the potential dilution of securities by including other potential common stock, including stock options, in the weighted average number of common shares outstanding for a period, if dilutive. At September 30, 2000, no outstanding securities are dilutive.

                                                              THREE MONTHS     NINE MONTHS
                                                                  ENDED           ENDED
                                                              SEPTEMBER 30    SEPTEMBER 30
                                                                  2000            2000
                                                              -------------   -------------
Net loss attributable to common stockholders................  $         (51)  $        (230)
                                                              =============   =============
Diluted weighted average number of common
  shares (millions).........................................            812             683
                                                              =============   =============
Diluted loss per common share...............................  $       (0.06)  $       (0.34)

                                360NETWORKS INC.

       Unaudited (tabular amounts expressed in millions of U.S. dollars)

NOTE 4. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30
                                                              -----------------------------
                                                                  2000            1999
                                                              -------------   -------------
Cash paid for income taxes..................................  $          31   $          13
Cash paid for interest......................................             85              10
Supplemental non-cash investing and financing activities:
  Conversion of Series A Preferred Shares to Subordinate
    Voting Shares...........................................            356              --
  Issuance of Subordinate Voting Shares for acquisition of:
    100% interest in GlobeNet Communications Group
      Limited...............................................            605              --
    25% interest in 360networks (CN) ltd and
      360networkS LLC.......................................            160              --
    25% interest in 360networks (USA) inc...................            312              --
    100% interest in TRES Management LLC and Meet Me
      Room LLC..............................................             32              --
  Issuance of common shares for assets......................             --              76
  Accretion of Preferred Stock to redemption value..........              6               2
  Series C redeemable preferred stock dividend..............             --               5

NOTE 5. BALANCE SHEET COMPONENTS

                                                              SEPTEMBER 30     DECEMBER 31
                                                                  2000            1999
                                                              -------------   -------------
UNBILLED REVENUE
  Revenue earned on uncompleted contracts...................  $         487   $         333
  Less: billings to date....................................            254             217
                                                              -------------   -------------
                                                              $         233   $         116
                                                              =============   =============
INVENTORY
  Fiber optic network assets................................  $         242   $         188
  Construction supplies, small tools and other..............              1               9
                                                              -------------   -------------
                                                              $         243   $         197
                                                              =============   =============
PROPERTY AND EQUIPMENT
  Fiber optic network assets................................  $         322   $          64
  Buildings.................................................             88              --
  Equipment.................................................             73              10
  Land......................................................             71               6
                                                              -------------   -------------
                                                                        554              80
  Less: accumulated depreciation............................             15               3
                                                              -------------   -------------
Property and equipment -- net...............................  $         539   $          77
                                                              =============   =============
GOODWILL
  Goodwill (Note 6).........................................  $         908   $          --
  Less: accumulated amortization............................             16              --
                                                              -------------   -------------
                                                              $         892   $          --
                                                              =============   =============

                                360NETWORKS INC.

       Unaudited (tabular amounts expressed in millions of U.S. dollars)

NOTE 5. BALANCE SHEET COMPONENTS (CONTINUED)

                                                              SEPTEMBER 30     DECEMBER 31
                                                                  2000            1999
                                                              -------------   -------------
OTHER ASSETS
  Network capacity..........................................  $         110   $          --
  Deferred financing charges................................             80              22
  Investments...............................................             30              --
  Other.....................................................              9              --
                                                              -------------   -------------
                                                              $         229   $          22
                                                              =============   =============
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
  Accrued liabilities.......................................  $         246   $          36
  Subcontractor and supplier costs..........................            210             100
  Subcontractor holdbacks payable...........................             83              26
  Interest payable..........................................             58              29
                                                              -------------   -------------
                                                              $         597   $         191
                                                              =============   =============

NOTE 6. ACQUISITIONS

360NETWORKS (CN) LTD AND 360NETWORKS LLC

    In March 2000, the Company entered into an agreement with Canadian National Railway and Illinois Central to acquire their respective 25% interests in 360networks (CN) ltd. and 360networks LLC in exchange for 11,428,571 Subordinate Voting Shares of the Company. Pursuant to this agreement, payment terms for right-of-way fees were amended requiring the right-of-way fees to be paid over a three year term. Goodwill, the excess of cost over fair value of net assets acquired, applicable to this acquisition is amortized on a straight-line basis over 25 years. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Purchase price..............................................  $      160
Less fair value of net assets acquired......................           5
                                                              ----------
Goodwill....................................................  $      155
                                                              ==========

360NETWORKS HOLDINGS (USA) INC.

    In April 2000, the Company acquired the remaining 25% of shares of 360networks holdings (USA) inc., (formerly Worldwide Fiber Holdings
(USA) Inc.), in exchange for 22,285,714 Subordinate Voting Shares of the Company. Goodwill, the excess of cost over fair value of net assets acquired,

                                360NETWORKS INC.

       Unaudited (tabular amounts expressed in millions of U.S. dollars)

NOTE 6. ACQUISITIONS (CONTINUED)
applicable to this acquisition is amortized on a straight-line basis over 25 years. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Purchase price..............................................  $      312
Less fair value of net assets acquired......................           5
                                                              ----------
Goodwill....................................................  $      307
                                                              ==========

GLOBENET COMMUNICATIONS GROUP LIMITED

    In June 2000, the Company acquired 100% of the outstanding shares of GlobeNet Communications Group Limited, ("GlobeNet") a provider of international telecommunications services and capacity, in exchange for 43,198,816 Subordinate Voting Shares and 4,117,454 options to purchase Subordinate Voting Shares of the Company. The acquisition has been accounted for using the purchase method. The total consideration was $642 million consisting of 43,198,816 shares issued at the initial public offering price and 4,117,454 options valued at fair value. Goodwill, the excess of cost over fair value of net assets acquired, applicable to this acquisition is amortized on a straight-line basis over 15 years. The purchase price was allocated as follows:

Purchase price..............................................  $      642
Less fair value of net assets acquired......................         211
                                                              ----------
Goodwill....................................................  $      431
                                                              ==========

    The following unaudited condensed combined financial information of the Company and GlobeNet shows the results of operations had the acquisition been completed at the beginning of the periods presented:

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30
                                                              -----------------------------
                                                                  2000            1999
                                                              -------------   -------------
Revenue.....................................................  $         366   $         255
Net loss....................................................           (236)            (15)
Basic net loss per share....................................  $       (0.37)  $       (0.06)

TRES MANAGEMENT LLC AND MEET ME ROOM LLC

    In July 2000, the Company acquired 100% of the outstanding shares of TRES Management LLC and in September 2000, the Company acquired 100% of the outstanding shares of Meet Me Room LLC. The total consideration was $37 million consisting of 1,875,000 Subordinate Voting Shares of the Company and cash of $5 million. Goodwill, the excess of cost over fair value of net assets acquired, applicable to these

                                360NETWORKS INC.

       Unaudited (tabular amounts expressed in millions of U.S. dollars)

NOTE 6. ACQUISITIONS (CONTINUED)
acquisitions are amortized on a straight-line basis over 25 years. The acquisitions were accounted for using the purchase method and the purchase price was allocated as follows:

Purchase price..............................................  $       37
Less fair value of net assets acquired......................          22
                                                              ----------
Goodwill....................................................  $       15
                                                              ==========

NOTE 7. LONG-TERM DEBT

                                                              SEPTEMBER 30     DECEMBER 31
                                                                  2000            1999
                                                              -------------   -------------
Senior credit facility due 2003 to 2007.....................  $         350   $          --
12.5% senior notes due 2005.................................            175             175
12% senior notes due 2009...................................            500             500
13% senior notes due 2008...................................            758              --
GlobeNet 360americas credit facility due 2005...............            100              --
                                                              -------------   -------------
                                                              $       1,883   $         675
                                                              =============   =============

SENIOR CREDIT FACILITY DUE 2003 TO 2007

    In September 2000, the Company obtained a seven-year, $1.2 billion credit facility consisting of three commitments; a $300 million revolving credit facility, a $550 million term loan (Tranche A), and a $350 million term loan (Tranche B). The revolving facility is fully available until September 2003 and at reduced amounts thereafter until September 2007. Tranche A is available until September 2001 and at reduced amounts until September 2002. Tranche B was fully drawn upon closing. The facility also provides for an additional $800 million of uncommitted incremental borrowings.

    Repayment of borrowings under the facility are due quarterly, commencing in September 2003 at varying amounts. Interest rates under the facility are based on LIBOR or an alternate base rate, plus a margin ranging from 1.5% to 4.5% depending on the type of commitment and on the financial leverage of the Company. The commitment fee applicable to undrawn funds is 1.25% per year, or lower rates as borrowings increase.

13% SENIOR NOTES DUE 2008

    In April 2000, the Company issued $787 million of 13% senior notes due
May 2008. These notes were issued in two tranches. The U.S. dollar tranche was for proceeds of $586 million. The Euro tranche was for proceeds of $185 million.

    These notes are unsecured obligations of the Company. If a change in control occurs, as defined in the notes indentures, the holders of the notes can require the Company to repurchase all or part of the notes at 101% of the principal amount. Where proceeds from certain asset sales, as defined in the notes indentures, exceeds $10 million the Company is required to make an offer to repurchase the maximum amount of the notes that can be repurchased with such excess proceeds at an offer price equal to 100% of the principal amount.

                                360NETWORKS INC.

       Unaudited (tabular amounts expressed in millions of U.S. dollars)

NOTE 7. LONG-TERM DEBT (CONTINUED)

360ATLANTIC CREDIT FACILITY

    In February 2000, the Company obtained a $565 million credit facility for the 360atlantic cable project. The credit facility consisted of three distinct commitments; a $365 million term loan (Tranche A), a $175 million term loan (Tranche B) and a $25 million working capital loan. In September 2000, the Company elected to repay the outstanding Tranche B draw of $175 million and the credit facility was extinguished.

GLOBENET -- 360AMERICAS CREDIT FACILITY DUE 2005

    In July 1999, GlobeNet obtained a $400 million credit facility consisting of various term facilities totalling $390 million and a revolving credit facility of $10 million. In addition, under this credit facility, GlobeNet may also request an additional credit facility of up to $50 million subject to lender approval and other restrictions. This credit facility matures in June 2005. Interest rates on this credit facility are based on LIBOR plus a margin ranging from 3.5% to 4.0% and availability of funds under the credit facility is subject to certain terms and conditions.

GLOBENET -- 13% SENIOR NOTES DUE 2007

    In July 1999, GlobeNet issued $300 million of 13% senior notes due
July 2007. In September 2000, these notes were repurchased for $303 million.

NOTE 8. SHARE CAPITAL

SERIES A NON-VOTING CONVERTIBLE PREFERRED SHARES

    Prior to the conversion of the Series A Preferred Shares, the Company issued an additional 9,133,034 shares to the holders of such shares pursuant to the terms of their original September 1999 agreement.

SHARE SPLIT

    In March 2000, the Board of Directors approved a two-for-one share split of all classes of the Company's stock. All comparative period share amounts have been presented on a post-share split basis.

SHARE CAPITAL REORGANIZATION

    In April 2000, the Company reorganized its share capital as follows: the holders of existing Class B Subordinate Voting Shares converted or exchanged their shares into Class A Non-Voting Shares and all authorized but unissued Class B Subordinate Voting Shares were cancelled; the Series A Non-Voting Preferred Shares were converted or exchanged into our Class A Non-Voting Shares and all of the authorized but unissued Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares were cancelled; the existing Class A Non-Voting Shares were redesignated as Subordinate Voting Shares and the terms were amended to provide the holders with one vote per share; the existing Class C Multiple Voting Shares were amended to provide the holders with 10 votes per share and the Class C Multiple Voting Shares were redesignated as Multiple Voting Shares.

                                360NETWORKS INC.

       Unaudited (tabular amounts expressed in millions of U.S. dollars)

NOTE 8. SHARE CAPITAL (CONTINUED)
INITIAL PUBLIC OFFERING

    In April 2000, the Company completed an initial public offering consisting of 51,566,250 Subordinate Voting Shares for net proceeds of $682 million.

    Concurrent with the Company's initial public offering certain principal shareholders of the Company sold shares to certain parties at a discount to the initial public offering price. Accordingly the Company has recorded an amount of $68 million as additional paid in capital, charges in respect of stock-based compensation of $59 million and charges to revenues of $9 million.

NOTE 9. INCOME TAXES

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST

    The components of income (loss) before income taxes and minority interest are as follows:

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30
                                                              -----------------------------
                                                                  2000            1999
                                                              -------------   -------------
Canada......................................................  $        (175)  $          14
United States...............................................             (4)             25
Other.......................................................             (4)             --
                                                              -------------   -------------
                                                              $        (183)  $          39
                                                              =============   =============

CURRENT INCOME TAXES

    The components of the provision for current income taxes consists of the following:

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30
                                                              -----------------------------
                                                                  2000            1999
                                                              -------------   -------------
Canada......................................................  $          17   $           9
United States...............................................             10              11
Other.......................................................              1              --
                                                              -------------   -------------
                                                              $          28   $          20
                                                              =============   =============

                                360NETWORKS INC.

       Unaudited (tabular amounts expressed in millions of U.S. dollars)

NOTE 10. SEGMENTED INFORMATION

    The Company operates within a single operating segment being the installation and development of telecommunications assets. These telecommunications assets, including undersea links, are being developed primarily in Canada, the United States, Europe and in the Atlantic.

                                                          UNITED
                                               CANADA     STATES    ATLANTIC    EUROPE     OTHER      TOTAL
                                              --------   --------   --------   --------   --------   --------
Revenue
  Three months ended
    September 30, 2000......................   $   52     $   60     $    7     $   --     $   --     $  119
    September 30, 1999......................       72         39         --         --         --        111
  Nine months ended
    September 30, 2000......................      218        128          7         --         --        353
    September 30, 1999......................      103        132         --         --         --        235
Property and equipment -- net
  September 30, 2000........................      143        360         26          7          3        539
  December 31, 1999.........................       38         34         --          5         --         77
Network assets under construction
  September 30, 2000........................      219        360        722        219         35      1,555
  December 31, 1999.........................       47         53        170         31         --        301

    The revenue allocation is based on the location of the respective development activities.

NOTE 11. COMMITMENTS

NETWORK DEVELOPMENTS

    The Company, in the normal course of business, enters into agreements to provide construction services and telecommunications assets and services to third parties.

360ATLANTIC

    The Company has committed to construct an undersea cable linking North America and Europe. The total cost of the project is expected to be approximately $865 million.

360AMERICAS

    The Company has committed to construct an undersea cable linking North and South America. The total cost of the project is expected to be approximately $900 million.

360ASIA

    In July 2000, the Company signed an agreement to acquire network assets on the C2C undersea cable linking a number of Asian locations. The Company has agreed to pay a total of $800 million in cash for the above purchase and associated backhaul.

                                360NETWORKS INC.

       Unaudited (tabular amounts expressed in millions of U.S. dollars)

NOTE 12. SUBSEQUENT EVENTS

360PACIFIC

    In October 2000, the Company committed to develop 360pacific, a transpacific cable to connect the United States, Canada and Japan. Alcatel will be responsible for the network design, supply and installation of submarine transmission and related equipment. The 360pacific project is estimated to cost approximately $1.6 billion.

    Alcatel has agreed to purchase $700 million convertible preferred stock due in 2012. These shares will accrete at 7.25% per year and are convertible into Subordinate Voting Shares at a price of $21.72 per share.

360ATLANTIC2

    Alcatel has also agreed to purchase a second tranche of up to $300 million convertible preferred stock if the Company decides to develop 360atlantic2, an additional transatlantic cable to mesh with its 360atlantic cable currently under construction. The 360atlantic2 project is estimated to cost approximately $600 million.

    Upon the signing of a contract with Alcatel for the 360atlantic2 project, and the placement of purchase orders for a minimum of $100 million of Alcatel terrestrial products, Alcatel will purchase the convertible preferred stock. These shares will accrete at 7.25% per year and will be convertible into Subordinate Voting Shares at a 22.5% premium to the average market price prior to the announcement that the Company will close on the second tranche.

STANDBY CAPITAL

    In October 2000, the Company obtained a standby capital commitment of $700 million. The eight-year facility, if needed, provides assurance that sufficient funds are available to ensure timely construction of the 360pacific project.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       360NETWORKS INC.

                                                       By:               /s/ LARRY OLSEN
                                                            -----------------------------------------
                                                                           Larry Olsen
                                                                     CHIEF FINANCIAL OFFICER

Date: November 14, 2000